John Hancock Bond Trust

John Hancock Investment Trust

601 Congress Street

Boston, Massachusetts 02210-2805

December 18, 2013

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 02549

Attention: Anu Dubey

Re:	John Hancock Investment Trust, File Nos. 002-10156 and 811-00560
Amendment to Registration Statement on Form N-1A

Dear Ms. Dubey:

This letter is in response to comments received by telephone on November 19, 2013 from the staff of the Securities and Exchange Commission (the “SEC”) with respect to Post-effective Amendment no. 123 under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment no. 75 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Registration Statement on Form N-1A filed with the SEC on October 2, 2013 (the “Amendment”) by John Hancock Investment Trust (the “Trust”) to register Class A, Class I, Class R6, and Class NAV shares of John Hancock Enduring Equity Fund and John Hancock Seaport Fund, and Class A, Class I, and Class NAV shares of John Hancock Small Cap Core Fund, each a newly established series of the Trust (each, a “Fund”).

The staff also had given comments on Post-effective Amendment no. 80 under the Securities Act and Amendment no. 84 under the 1940 Act to the Registration Statement on Form N-1A filed with the SEC on October 2, 2013 by John Hancock Bond Trust, File Nos. 002-66906 and 811-03006 (“Bond Trust”) to register Class A, Class I, Class R6, and Class NAV shares of John Hancock Multi-Asset Income Fund, a newly established series of Bond Trust (“Multi-Asset Income Fund”). We note, however, that Bond Trust has decided to postpone the commencement of operations of Multi-Asset Income Fund, and expects to submit revisions to that Fund’s investment policies at a future date in a filing with the SEC in accordance with Rule 485(a) under the Securities Act. Accordingly, Bond Trust is not responding to comments received for Multi-Asset Income Fund.

For convenience, we have set forth each comment below, followed by the Trust’s response. As certain comments related to all of the Funds, we have grouped those comments together, and then provided responses to Fund-specific comments. Capitalized terms have the same meaning as in the Amendment, unless otherwise stated.

Comments on Class A Shares Prospectus, All Funds

Comment 1 — In “Fund summary — Expense example,” instead of showing two separate “sold” and “kept” columns, please consider having only one column, as the Class A contingent deferred sales charge applies only to purchases of $1 million or more.

Response to Comment 1 — The Fund has made the requested change.

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December 18, 2013

Comment 2 — In “Selling shares — By wire or electronic funds transfer (EFT),” the Fund states that “Funds requested by wire will generally be wired the next business day. A $4 fee will be deducted from your account.” Please add the $4 wire fee to the Fund’s fee table.

Response to Comment 2 — The Fund respectfully declines to make the requested change, as this fee is applicable only to certain investors based on their particular circumstances. Instruction 2(d) to Item 3 of Form N-1A provides that “fees that apply to only a limited number of shareholders based on their particular circumstances need not be disclosed.”

Comments on Class A Shares Prospectus, John Hancock Seaport Fund

Comment 3 — In “Your account — How sales charges are calculated,” the asterisk in the heading of the second column does not have a corresponding footnote. Please supply the missing footnote.

Response to Comment 3 — The Fund has made the requested change.

Comment 4 — In “Your account — How sales charges are calculated,” in accordance with Instruction 1 to Item 12(a)(1) of Form N-1A, please disclose that the Class A share offering price includes a front-end sales charge.

Response to Comment 4 — The Fund has made the requested change.

Comment on Class I, Class R6, and Class NAV Prospectuses, All Funds

Comment 5 — In “Fund summary — Fees and expenses — Shareholder fees,” since these share classes do not impose any front-end or deferred sales charges, please consider deleting the words that follow “(load”) in each of the captions in this section.

Response to Comment 5 — The Fund has made the requested change.

Comments on All Fund Prospectuses

Comment 6 — In “Fund summary — Principal investment strategies,” the Fund states that it may invest in exchange-traded funds (“ETFs”). Please consider whether the fee table should include a separate line for estimated acquired fund fees and expenses, in accordance with Instruction 3(f) to Item 3 of Form N-1A.

Response to Comment 6 — The Fund anticipates that acquired fund fees and expenses for the first year of operations will amount to no more than 0.01%, but if such fees do exceed this percentage, the Fund will add a separate line item in the fee table, in accordance with Form N-1A.

Comment 7 — In “Fund summary — Principal risks,” under the heading “Exchange-traded fund risk,” please disclose that an ETF has its own fees and expenses, which are borne indirectly by the Fund.

Response to Comment 7 — The Fund has made the requested change.

Comment 8 — Please revise “Fund details” to correspond to changes made to the “Fund summary” in response to the staff’s comments.

Response to Comment 8 — The Fund has made the requested changes.

Comment 9 — Under “Fund details — Principal investment strategies,” it is stated that the Board of Trustees of the Trust can change the Fund’s investment objective and strategy without shareholder

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December 18, 2013

 approval. Please disclose whether the Fund will provide notice to shareholders of such changes, and if so, how much notice.

Response to Comment 9 — Unless otherwise stated, the Trust’s policy with respect to changes to the investment policies of its series (including the Fund), which are approved by the Trust’s Board of Trustees, is to have such changes become effective upon notice to shareholders in a supplement to the Fund’s prospectus. Accordingly, the Trust does not believe that any revisions to the prospectus are necessary in this regard.

Comment 10 — In “Fund details — Temporary defensive investing,” please delete the first two bullet points relating to holding cash to meet redemption requests and make other anticipated cash payments, as the SEC staff does not consider these practices to be temporary defensive investing.

Response to Comment 10 — The Fund has made the requested change.

Comment 11 — In “Who’s who — Management fees,” please specify the fiscal period covered by the shareholder report in which the Board’s approval process is expected to be disclosed.

Response to Comment 11 — Currently, the date on which the Fund is expected to begin investment operations is not certain. Accordingly, it is not possible for the Fund to determine the fiscal period covered by the shareholder report in which the Board’s approval process is expected to be disclosed. Consequently, the Fund believes that no change in necessary in response to this comment.

Statement of Additional Information, All Funds

Comment 12 — Consider whether the disclosure in “Special Redemptions — Potential Adverse Effects of Large Shareholder Redemptions” is necessary.

Response to Comment 12 — Because each Fund’s Class NAV shares may be acquired by various affiliated funds of funds, each Fund has determined that this disclosure is relevant.

Comment 13 — In “Distribution Agreements,” please disclose that the Fund’s distributor is an affiliate of the Fund’s investment adviser, in accordance with Item 19(b) of Form N-1A.

Response to Comment 13 — The Fund has made the requested change.

Comments on John Hancock Enduring Equity Fund Prospectus

Comment 14 — In “Fund summary — Principal investment strategies,” in the first sentence of the first paragraph, please revise the policy regarding the investment of 80% of the Fund’s net assets (plus borrowings for investment purposes) (the “80% Policy”) to refer to “global equity securities” or “equity securities,” and delete the reference to “equity-related securities.” Then, define “global equities” or “equities” to encompass all the types of equity investments contemplated for the fund. The SEC staff seeks to tailor a fund’s 80% Policy to the elements of the fund’s name that implicate Rule 35d-1 under the Investment Company Act of 1940, as amended.

Response to Comment 14 — The Fund has made the requested change.

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December 18, 2013

Comment 15 — In “Fund summary — Principal investment strategies,” please clarify the meaning of the term “similar liquid equity investments” in the second sentence of the first paragraph.

Response to Comment 15 — The Fund has deleted this term. Accordingly, no response is necessary to this comment.

Comment 16 — In “Fund summary — Principal investment strategies,” in the second sentence of the first paragraph, the Fund states that it may invest in convertible bonds. Please confirm that the Fund intends to invest in a convertible security that, at the time of purchase, is “in-the-money,” that is, the price of the common stock underlying the convertible security is above the exercise price at which an investor could convert the fixed-income security to common stock.

Response to Comment 16 — The Fund may invest in convertible securities that, at time of purchase, are either “in-the-money,” as described above, or “out-of-the-money,” that is, the price of the common stock underlying the convertible security is below the exercise price at which an investor could convert the fixed-income security to common stock. Accordingly, the Fund will not count investments in convertible securities toward satisfying its 80% Policy.

Comment 17 — In “Fund summary — Principal investment strategies,” please clarify the second sentence of the first paragraph, which states that the Fund, “[i]n addition,” may invest in particular investments.

Response to Comment 17 — The Fund has revised this paragraph to reflect the fact that the Fund may invest in these investments to comply with its 80% Policy.

Comment 18 — In “Fund summary — Principal investment strategies,” in the third paragraph, the Fund states that it may invest in debt securities. Please disclose the average maturity and credit quality range of these investments.

Response to Comment 18 — The Fund has made the requested change.

Comment 19 — In “Fund summary — Principal investment strategies,” in the third paragraph, the Fund states that it may invest in derivatives. Please disclose the purpose of the Fund’s investment in derivatives, in accordance with the letter from Barry Miller of the Division of Investment Management of the SEC to the Investment Company Institute dated July 30, 2010. In addition, if the Fund’s investment in derivatives counts towards the 80% Policy, please explain how such investments are valued.

Response to Comment 19 — The Fund reserves the right to use derivatives to count towards its 80% Policy. The Fund generally uses market value to value derivatives in connection with its 80% Policy.

Comment 20 — In “Fund summary — Principal investment strategies,” in the fourth paragraph, the Fund states that it may invest up to 25% of its assets in cash. Please reconcile this statement with the 80% Policy.

Response to Comment 20 — The Fund has revised this statement to disclose that the Fund may invest up to 20% of its assets in cash.

Comment 21 — In “Fund summary — Principal risks,” the Fund includes a “Commodity risk” factor, but investing in commodities is not included as a principal investment strategy. Please either add investing in commodities as a principal investment strategy, or delete this risk factor.

Response to Comment 21 — The Fund has included the “Commodity risk” factor to correspond to the stated principal investment strategy of investing in financial futures contracts and swaps. Accordingly, the Fund does not believe that any change is necessary in response to this comment.

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December 18, 2013

Comment 22 — In the “Appendix,” in the first sentence of the first paragraph, there is a reference to a “John Hancock Enduring Assets Fund.” Please clarify this reference. In addition, please delete the words “including the fund” from the third sentence of the first paragraph, since the Fund has not yet commenced operations and could not be included in the Composite.

Response to Comment 22 — This sentence has been revised to refer to John Hancock Enduring Equity Fund (i.e., the Fund). In addition, as requested, the Fund has deleted the words “including the fund” from the third sentence of the first paragraph.

Comment 23 — In the “Appendix,” in the fifth paragraph, if applicable, please add the words “including any sales load” to the end of third sentence.

Response to Comment 23 —Because none of the accounts in the Composite is charged a sales load, no change in response to the staff’s comment is necessary.

Comment 24 — In the “Appendix,” in the fifth paragraph, in the sentence that reads “The Composite does not have such charges or reflect expenses,” please delete the words “or reflect expenses,” since there is a prior statement that the Composite actually does reflect expenses.

Response to Comment 24 — The Fund has made the requested change.

Comment 25 — In the “Appendix,” under the heading “Enduring Equity Composite,” please delete the subheading “Corresponding to John Hancock Enduring Equity Fund.”

Response to Comment 25 — The Fund has made the requested change.

Comments on John Hancock Small Cap Core Fund Prospectus

Comment 26 — In “Fund summary — Principal investment strategies,” in the last sentence of the first paragraph, the Fund states that “Equity securities include common and preferred stocks and their equivalents.” Please explain what is meant by “their equivalents.”

Response to Comment 26 — The Fund has replaced the words “their equivalents” with the words “rights, warrants, and depositary receipts (including American Depositary Receipts, American Depositary Shares, European Depositary Receipts, and Global Depositary Receipts).”

Comment 27 — In “Fund summary — Principal investment strategies,” the second sentence of the first paragraph, when completed, provides the maximum capitalization of the Russell 2000 Index as of October 31, 2013. If this maximum amount exceeds $3 billion, please explain whether it is appropriate to use this index to determine whether an issuer is a small capitalization company.

Response to Comment 27 — Although the maximum capitalization of the Russell 2000 Index exceeded $3 billion as of October 31, 2013, the Fund believes that using this index continues to be an appropriate method to determine whether an issuer is a small capitalization company because the weighted average market capitalization of companies in the index was $1.7 billion as of that date.

Comment 28 — In “Fund summary — Principal investment strategies,” in the fifth paragraph, consider deleting the second sentence regarding investing in ETFs, as it appears to be duplicative.

Response to Comment 28 — The Fund has made the requested change.

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December 18, 2013

Comment 29 — In “Fund summary — Principal investment strategies,” in the sixth paragraph, the Fund states that it may invest in derivatives. If the Fund’s investment in derivatives counts towards the Fund’s policy of investing at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of small-capitalization companies (the “80% Policy”), please explain how such investments are valued.

Response to Comment 29 — The Fund reserves the right to use derivatives to count towards its 80% Policy. The Fund generally uses market value to value derivatives in connection with its 80% Policy.

Comment 30 — In “Fund details — Principal risks of investing,” the first two paragraphs under the heading “Credit and counterparty risk” relate to fixed-income securities in general, and high yield fixed-income securities in particular. In addition, the third paragraph in part references securities lending. Since there is no disclosure that the Fund engages in any of these investment strategies, please consider deleting these portions of this risk factor.

Response to Comment 30 — The disclosure in “Fund details — Principal risks of investing” under the heading “Credit and counterparty risk” generally is used by funds in the John Hancock fund complex that use one or more of the strategies described therein. In order to achieve uniformity of risk disclosure across all of the relevant John Hancock funds, the Fund respectfully declines to make any changes in response to this comment.

Comment 31 — In the “Appendix,” in the seventh paragraph, in the sentence that reads “The Composite does not have such charges or reflect expenses,” please delete the words “or reflect expenses,” since there is a prior statement that the Composite actually does reflect expenses.

Response to Comment 31 — The Fund has made the requested change.

Comment 32 — In the “Appendix,” under the heading “U.S. Small Cap Core Composite,” please delete the subheading “Corresponding to John Hancock Small Cap Core Fund.”

Response to Comment 32 — The Fund has made the requested change.

Comment 33 — In the “Appendix,” the fifth sentence of the first paragraph states that the accounts in the Composite are managed by subsidiaries of a single parent company. Please confirm that the disclosure in the Appendix is consistent with the SEC staff’s guidance in GE Funds (pub. avail. Feb. 7, 1997).

Response to Comment 33 — The Fund confirms that the disclosure in the Appendix is consistent with the SEC staff’s guidance in GE Funds.

Comments on John Hancock Seaport Fund Prospectus

Comment 34 — In “Fund summary — Principal investment strategies,” in the first paragraph, the Fund states that it expects to maintain “significant short positions.” Please explain what the phrase “significant short positions” means, and whether there is an expected percentage of assets that the Fund expects to be represented by short positions.

Response to Comment 34 — Supplementally, the Fund states that it may hold short positions up to or in excess of 50% of its total assets.

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December 18, 2013

Comment 35 — In “Fund summary — Principal investment strategies,” it is stated that the Fund may engage in short selling. Please confirm that estimated interest and/or dividend expenses associated with short securities positions are reflected in the Fund’s fee table.

Response to Comment 35 — The Fund confirms that estimated interest and/or dividend expenses associated with short securities positions are reflected in the Fund’s fee table.

Comment 36 — In “Fund summary — Principal investment strategies,” please include investing in smaller company stocks as a principal investment strategy, as “Fund summary — Principal risks” includes a risk factor entitled “Medium and smaller company risk.” Alternatively, please remove references to smaller company stocks from the risk factor.

Response to Comment 36 — The Fund has added investing in smaller company stocks as a principal investment strategy.

Comment 37 — In “Fund summary — Principal investment strategies,” in the first paragraph, the Fund states that “In certain circumstances, the fund’s short positions may reach or exceed the size of the fund's overall long positions.” Please explain the nature of these circumstances.

Response to Comment 37 — Supplementally, the Fund states that its short positions may reach or exceed the size of its overall long positions during periods when securities prices are declining and/or if the Fund’s portfolio management team believes that such a decline is likely in the foreseeable future.

Comment 38 — In “Fund summary — Principal investment strategies,” please explain the meaning of the term “credit instruments” as used in the fifth paragraph.

Response to Comment 38 — The Fund has replaced the term “credit instruments” with the following: “debt instruments, which include but are not limited to bonds, bank loans, asset-backed securities, mortgage-backed securities, convertible securities, foreign currency-denominated foreign securities, and U.S. and foreign government securities.”

Comment 39 — In “Fund summary — Principal investment strategies,” please explain the meaning of the terms “other instruments or securities” and “other aggressive investment strategies” as used in the fifth paragraph.

Response to Comment 39 — The Fund has deleted these terms. Accordingly, no response is necessary to this comment.

Comment 40 — In “Fund summary — Principal investment strategies,” please explain the statement in the fifth paragraph that the Fund “may obtain leverage through other investments as well.”

Response to Comment 40 — The Fund has revised this statement to disclose that the Fund may invest in derivatives, which may have the effect of magnifying the Fund’s gains or losses.

Comment 41 — In “Fund summary — Principal investment strategies,” please add disclosure that the Fund may trade its portfolio actively, as there is a risk factor under “Fund summary — Principal risks” entitled “High portfolio turnover risk.”

Response to Comment 41 — The Fund has made the requested change.

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December 18, 2013

Comment 42 — In “Fund summary — Principal risks,” because there are risk factors for lower-rated fixed income securities and master limited partnerships, please state in “Fund summary — Principal investment strategies” that the Fund may invest in such securities.

Response to Comment 42 — The Fund has made the requested change.

Comment 43 — In “Fund details — Principal investment strategies,” please delete the second sentence of the first paragraph, since the Fund does not have a policy to invest at least 80% of its net assets (plus borrowings for investment purposes) in any particular type of investment.

Response to Comment 43 — The Fund has made the requested change.

_____________________________________________________

The staff has requested that the Trust provide the following representations in its response to the staff’s comments:

In connection with the Amendment, the Trust acknowledges that:

1.	The Trust is responsible for the adequacy and accuracy of the disclosure in the Amendment;

2.	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the Amendment; and

3.	The Trust may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

* * * * *

The Trust, on behalf of the Funds, intends to file definitive forms of prospectus and SAI that will reflect the above responses to the staff’s comments. If you have any questions, please do not hesitate to contact me at (617) 663-4324.

Sincerely,

/s/ Nicholas J. Kolokithas

Nicholas J. Kolokithas

Assistant Secretary
John Hancock Bond Trust
John Hancock Investment Trust